

December 13, 2013

<u>Via E-mail</u>
Cliff Blake
Chief Executive Officer and President
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

      **Re:    First Rate Staffing Corporation**
                **Amendment No. 4 to Form S-1**
                **Filed December 4, 2013**
                **File No. 333-184910**

Dear Mr. Blake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have considered your response to comment 1 from our letter dated November 1, 2013. We continue to believe the nature of the offering is an indirect primary offering by the company through the selling shareholders to facilitate the creation of a public market in your shares. Since the selling shareholders are considered underwriters selling on behalf of the company, Rule 415(a)(1)(i) is not available for the transaction. Therefore, sales of the securities at market prices may only be registered if Rule 415(a)(1)(x) is available, which it is not because the company is not eligible to conduct a primary offering on Form S-3. As a result, the offering price of the shares being sold by the selling shareholders must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover

page, prospectus summary, plan of distribution and elsewhere throughout the prospectus

Risk Factors, page 7

<u>The Series A preferred stock designated by the board of directors has substantial rights and preferences that are senior to and above the common stock of the Company, page 15</u>

2. We note your response to comment 2 from our letter dated November 1, 2013 and your new disclosure that you anticipate issuing the Series A preferred stock to your current officers and directors some time following the effectiveness of the instant registration statement. Please disclose why you anticipate issuing the Series A preferred to your officers and directors. Disclose that the company's board of directors has the ability to give itself and the company's officers voting control over the company through any such issuances.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor at (202) 551-3415, or Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
Tony Patel, Esq.
Lee Cassidy, Esq.
Cassidy & Associates